Global Legal,

Compliance, Regulatory

Affairs and Government Affairs

80 Pine Street, 13th Floor

New York, NY 10005

www.aig.com

James J. Killerlane III

Associate General

Counsel and Assistant Secretary

T 212 770 8111

F 866 215 0326

james.killerlane@aig.com

December 14, 2017

VIA EDGAR CORRESPONDENCE

Ms. Vanessa Robertson

Office of Healthcare & Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:  American International Group, Inc.

         Form 10-Q for the Quarterly Period Ended September 30, 2017

         Filed November 3, 2017

         File No. 1-08787

Dear Ms. Robertson:

We are in receipt of your letter dated December 5, 2017 with respect to American International Group, Inc.’s (“AIG,” “we,” or “our”) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (“Form 10-Q”). This letter sets forth our response to the Staff’s comment contained in your letter.

We have repeated your comment below to facilitate your review.

*    *    *    *    *

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Measures, page 73

1.      “After-tax operating income attributable to AIG” and “pre-tax operating income” that you identify as non-GAAP measures appear to be titles that are the same as, or confusingly similar to, those used for GAAP financial measures and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please confirm to us that you will revise the titles of these measures in future filings to provide an appropriate description for each measure that complies with Item 10(e).

AIG Response

We acknowledge the Staff’s comment and hereby confirm that we will revise “after-tax operating income attributable to AIG” to “adjusted after-tax income attributable to AIG” and “pre-tax operating income” to “adjusted pre-tax income” in future filings, beginning with the 2017 Annual Report on Form 10-K.

* * * * * If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III
Associate General Counsel
and Assistant Secretary
American International Group, Inc.

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